Exhibit 99.2

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

November 25, 2026

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN

1. TO APPROVE the amended and restated compensation policy for directors and executive officers of the Company, in the form attached as Exhibit A to the Proxy Statement.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature	Date	Signature	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD.

Extraordinary General Meeting of Shareholders
To be Held on Wednesday, November 25, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimerand Tziona Shriki, each with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote as designated on the reverse side, all of the ordinary shares, par value NIS 15.00 per share, of the Company which the undersigned is entitled to vote at an Extraordinary General Meeting of Shareholders of the Company to be held at the offices of the Company located at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Wednesday, November 25, 2026, at 3:00 p.m. (Israel time) and all adjournments and postponements thereof (the "Meeting").

The undersigned hereby acknowledges receipt of the Notice of Extraordinary General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, the shares represented by this proxy will be voted FOR proposal 1.

EACH SHAREHOLDER VOTING ON PROPOSAL 1 WILL BE DEEMED TO HAVE CONFIRMED THAT HE/SHE/IT DOES NOT HAVE A “PERSONAL INTEREST” (AS DEFINED IN THE PROXY STATEMENT) IN SUCH PROPOSAL, UNLESS THE SHAREHOLDER HAS DELIVERED A WRITTEN NOTICE TO THE COMPANY NOTIFYING OF THE EXISTENCE OF A PERSONAL INTEREST NO LATER THAN 10:00 A.M. (ISRAEL TIME) ON NOVEMBER 25, 2026. ANY SUCH WRITTEN NOTICE MUST BE SENT TO THE COMPANY, VIA REGISTERED MAIL, AT THE COMPANY’S OFFICES AT 20 SHAUL AMOR STREET, RAMAT GAVRIEL INDUSTRIAL PARK, POST OFFICE BOX 619, MIGDAL HAEMEK 2310502, ISRAEL; ATTENTION: CORPORATE COUNSEL.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)